UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

(Name of Subject Company (Issuer))

SW MergerCo, Inc.

a wholly-owned subsidiary of

(Name of Filing Person — Offeror)

SW ParentCo, Inc.

an affiliate of

(Name of Filing Person — Parent of Offeror)

Fall Line Endurance Fund, LP

Fall Line Endurance GP, LLC

(Names of Filing Persons — Other)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number of Class of Securities)

SW MergerCo, Inc.

160 Bovet Road, Suite 310

San Mateo, CA 94402

Attention: Clay Mitchell

(650) 235-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nate Gallon

Noah Kornblith

O’Melveny & Myers LLP

2765 Sand Hill Rd

Menlo Park, California 94025

(650) 473-2604

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, which, together with any exhibits, amendments and supplements thereto, collectively constitute this “Schedule TO”) related to the tender offer (the “Offer”), filed on June 21, 2023 by SW MergerCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of SW ParentCo, Inc. a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (“GreenLight”), at a price of $0.30 per share net to the seller in cash without interest and subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated June 21, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO is incorporated by reference to the Schedule 13E-3 filed by GreenLight and the other parties thereto on June 21, 2023, as amended, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11, as reflected below.

Item 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at one minute after 11:59 p.m., New York City time, on Wednesday, July 19, 2023. The Depositary for the Offer has indicated that a total of 18,791,264 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 60.36% of the outstanding Shares other than Rollover Shares. In addition, Notices of Guaranteed Delivery have been delivered for 477,399 Shares, representing approximately 1.5% of the outstanding Shares other than Rollover Shares. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by the Purchaser.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of GreenLight pursuant to Section 251(h) of the DGCL. Accordingly, on July 20, 2023, the Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Purchaser will merge with and into GreenLight, with GreenLight surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share was converted automatically into the right to receive the Offer Price (other than Excluded Shares, Rollover Shares and Dissenting Shares).

Promptly following consummation of the Merger, the Purchaser intends to cause all Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

On July 20, 2023, the Company issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(1) hereto and is incorporated herein by reference.”

Item 12 Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 21, 2023*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on June 21, 2023 in the New York Times*

(a)(1)(G)	Press Release issued by GreenLight Biosciences Holdings, PBC. on May 29, 2023 (incorporated by reference to Exhibit 99.1 to GreenLight Biosciences Holdings, PBC’s Current Report on Form 8-K, filed May 30, 2023)

(a)(5)(1)	Press Release issued by GreenLight Biosciences Holdings, PBC. on July 20, 2023

(b)	Secured Convertible Note Purchase Agreement, dated as of May 29, 2023 by and among SW ParentCo, Inc. and the Investors (as defined therein) (incorporated by reference to Exhibit 99.2 to Fall Line Endurance Fund, LP’s Schedule 13D/A, filed May 30, 2023)

(d)(1)	Agreement and Plan of Merger, dated as of May 29, 2023, by and among SW ParentCo, Inc., SW MergerCo, Inc. and GreenLight Biosciences Holdings, PBC (incorporated by reference to Exhibit 2.1 to GreenLight Biosciences Holdings, PBC’s Current Report on Form 8-K, filed May 30, 2023)

(d)(2)	Form of Contribution and Exchange Agreement, by and among SW ParentCo, Inc. and the Rollover Investor (as defined therein) (incorporated by reference to Exhibit 99.3 to Fall Line Endurance Fund, LP’s Schedule 13D/A, filed May 30, 2023)

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table*

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

SW MERGERCO, INC.

By:	/s/ Clay Mitchell
Name: Clay Mitchell
Title: President

SW PARENTCO, INC.

By:	/s/ Clay Mitchell
Name: Clay Mitchell
Title: President

FALL LINE ENDURANCE FUND, LP

By: Fall Line Endurance GP, LLC
Its: General Partner

By:	/s/ Clay Mitchell
Name: Clay Mitchell
Title: Member

FALL LINE ENDURANCE GP, LLC

By:	/s/ Clay Mitchell
Name: Clay Mitchell
Title: Member